Exhibit 23.4

CONSENT

The undersigned hereby consents to being named as a director nominee of American Telecom Services Inc. (“ATS”) in ATS’ registration statement on Form S-1 relating to its initial public offering of equity securities, to commence service as a director of ATS upon the closing of such offering.

October 18, 2005

/s/ Donald G. Norris
Donald G. Norris